FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3P3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 25, 2007

The Registrant announces the appointment of Mr. Dwayne Melrose to the position of Vice President, Exploration, for the Minco Group of companies effective May 1, 2007.

2.

Exhibits

2.1

News Release dated April 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/Matthew Kavanagh

Date:  April 25, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH
For Immediate Release	April 25, 2007

NEWS RELEASE

MINCO GOLD APPOINTS DWAYNE MELROSE VP EXPLORATION

Minco Gold Corporation (the "Company" or "Minco Gold") (MMM-TSX/MGH-AMEX) is pleased announce the appointment of Mr. Dwayne Melrose to the position of Vice President, Exploration, for the Minco Group of companies effective May 1st, 2007.  He will be based in Beijing and act as designated Qualified Person in accordance with National Instrument 43-101 for the Company’s projects in China.  Mr. Melrose is a graduate of the University Of Waterloo, Ontario, with over 25 years experience as an exploration and mine geologist.  He has been involved in all aspects of exploration from grass roots, through mine definition & feasibility, to open pit mine geology.

Mr. Melrose has worked for the Cameco/Centerra Gold companies in the exploration departments for the past 21 years.  During his tenure, he has had the opportunity to work within Canada, the United States, Kazakhstan, and the Kyrgyz Republic.  Mr. Melrose was the Exploration Manager at the Kumtor Mine in the Kyrgyz Republic for the past 9 years where he was directly responsible for significantly increasing the gold reserves and resources by 4 million ounces and extending the mine life.  The Kumtor Mine lies about 60 kilometres north of the border with the Peoples Republic of China and is part of the southern Tien Shan Metallogenic Belt; a major suture that traverses Central Asia from Uzbekistan in the west through Tajikistan and the Kyrgyz Republic into northwestern China.  It is the largest gold mine operated in Central Asia by a Western-based company, having produced more than 5.5 million ounces of gold between 1997 and the end of 2005.  Mr. Melrose was instrumental in discovering the new, high grade open pittable SB Zone, delineating 2 open pittable satellite deposits, and advancing the underground gold resource potential of the SB Zone by 1.8 million ounce.

Mr. Melrose’s exploration skills and experience will greatly benefit Minco Gold as the company re-commissions the past producing Gold Bull Mountain mine, seeks out additional ore bodies within the Gold Bull Mountain exploration license, and continues to advance its many gold projects.

About Minco Gold

Minco Gold Corporation (MMM-TSX/MGH-AMEX) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.